EXHIBIT 21.1

SUBSIDIARIES OF QUANEX BUILDING PRODUCTS CORPORATION	STATE OF INCORPORATION
Nichols Aluminum, LLC	Delaware
Nichols Aluminum-Alabama, LLC	Delaware
Quanex Homeshield, LLC	Delaware
Imperial Products, LLC	Delaware
Colonial Craft, LLC	Delaware
Mikron Industries, Inc.	Washington
Mikron Washington, LLC	Washington
TruSeal Technologies, Inc.	Delaware
Besten Equipment, Inc.	Delaware